DC

Act: 33
Section: 3(a)(10)
Rule:
Public Availability: 1-15-03

January 15, 2004

RESPONSE OF THE OFFICE OF INTERNATIONAL CORPORATE FINANCE
DIVISION OF CORPORATION FINANCE

Re: AngloGold Limited ("AngloGold")
Incoming letter dated January 12, 2004

Based on the facts presented, the Division will not recommend enforcement action to the Commission if AngloGold, in reliance on your opinion of counsel that the exemption under Section 3(a)(10) of the Securities Act of 1933 ("Securities Act") is available, issues its ordinary shares ("AngloGold Shares"), including AngloGold Shares in the form of AngloGold American Depositary Shares ("AngloGold ADSs") and AngloGold Ghanian Depositary Shares ("AngloGold GhDSs"), to the holders of the ordinary shares of Ashanti Goldfields Company Limited ("Ashanti Shares"), including Ashanti Shares represented by Ashanti Global Depositary Securities ("Ashanti GDSs"), Ashanti Depositary Interests ("Ashanti ADIs"), and Ashanti Zimbabwe Depositary Receipts ("Ashanti ZDRs"), pursuant to the scheme of arrangement ("Scheme"), each as described in your letter, without registration under the Securities Act. In reaching this position, we have noted that:

- the High Court of Ghana ("the Court") will conduct a hearing on the fairness of the Scheme to the holders of Ashanti Shares;

- the Court will approve the fairness of the terms and conditions of the Scheme to the holders of Ashanti Shares before issuance of the AngloGold Shares pursuant to the Scheme;

- all prospective recipients of the AngloGold Shares under the Scheme will receive notice of the hearing regarding the Scheme and will have the opportunity to be heard at the hearing; and

- the Court will be advised before the hearing that, if the Court approves the terms and conditions of the Scheme, its sanctioning of the Scheme will constitute the basis for the issuance of the AngloGold Shares under the Scheme without registration under the Securities Act, in reliance on the exemption from registration provided by Securities Act Section 3(a)(10).

The Division is of the view that the AngloGold Shares received pursuant to the Scheme will not be "restricted securities" within the meaning of Securities Act Rule 144(a)(3). Further, the Division is of the view that recipients of the AngloGold Shares may resell these securities as follows:

(1) Persons who are not affiliates of AngloGold or Ashanti before completion of the Scheme, and who are not affiliates of AngloGold after completion of the Scheme, may resell the AngloGold Shares they receive under the Scheme without regard to

Securities Act Rule 144 or 145(c) and (d).

(2) Persons who are affiliates of AngloGold or Ashanti before completion of the Scheme, but who are not affiliates of AngloGold after completion of the Scheme, may resell the AngloGold Shares they receive under the Scheme in accordance with Securities Act Rule 145(d)(1), (d)(2) or (d)(3). However, when computing the holding period of the Section 3(a)(10) securities for purposes of Rule 145(d)(2) or (d)(3), such persons may not "tack" the holding period of the securities exchanged for the Section 3(a)(10) securities in the Section 3(a)(10) exempt transaction.

(3) Persons who are affiliates of AngloGold or Ashanti before completion of the Scheme and are affiliates of AngloGold after completion of the Scheme may resell the AngloGold Shares they receive under the Scheme in the manner permitted by Securities Act Rule 145(d)(1).

These positions are based upon the representations made in your letter to the Division. Any different facts or conditions might require a different conclusion. Moreover, regarding whether the Section 3(a)(10) exemption from registration is available for the AngloGold Shares to be issued under the Scheme of Arrangement, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Elliot B. Staffin
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2004

Bonnie Greaves, Esq.
Shearman & Sterling LLP
Broadgate West
9 Appold Street
London EC2A 2AP, England

Re: AngloGold Limited

Dear Ms. Greaves:

In regard to your letter of January 12, 2004, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paul M. Dudek
Chief
Office of International
Corporate Finance

SHEARMAN & STERLING LLP

FAX: (44 20) 7655-5500

BROADGATE WEST
9 APPOLD STREET
LONDON EC2A 2AP, ENGLAND
(44-20) 7655-5000

ABU DHABI
BEIJING
BRUSSELS
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MANNHEIM
MENLO PARK
MUNICH
NEW YORK
PARIS
ROME
SAN FRANCISCO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D.C.

WRITER'S DIRECT NUMBER:
+44 (0)207-655-5550

WRITER'S EMAIL ADDRESS:
bgreaves@shearman.com

January 12, 2004

Privileged and Confidential

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Paula Dubberly, Esq.
Associate Director (Legal)
Division of Corporation Finance

Paul Dudek, Esq.
Chief, Office of International
Corporate Finance
Division of Corporation Finance

AngloGold Limited
Section 3(a)(10); Rule 144; Rule 145

Ladies and Gentlemen:

We are acting as United States counsel to AngloGold Limited, a publicly listed company incorporated under the laws of the Republic of South Africa ("AngloGold"). AngloGold has entered into a Transaction Agreement, dated August 4, 2003, with Ashanti Goldfields Company Limited, a publicly listed company incorporated under the laws of the Republic of Ghana ("Ashanti") (as amended on September 2, 2003, on September 23, 2003, on October 29, 2003, on November 13, 2003 and on December 12, 2003, the "Transaction Agreement"), pursuant to which AngloGold and Ashanti have agreed to effect a business combination transaction (the "Transaction") involving their respective companies. The Transaction will be implemented through a scheme of arrangement (the "Scheme") under Section 231 of the Ghana Companies Code, 1963 (Act 179), as amended (the "Ghana Companies Code"). Upon the effectiveness of the Scheme, Ashanti will become a wholly owned subsidiary of AngloGold, each issued and outstanding ordinary share, no par value per each holder thereof will be entitled to receive in exchange therefor 0.29 ordinary shares, par value ZAR0.25 per share, of AngloGold ("AngloGold Shares") (such number of AngloGold Shares issuable in exchange for each Ashanti Share being the "Scheme Consideration").

Holders of Ashanti Shares resident in Ghana will be entitled to elect to receive their Scheme Consideration in the form of either (i) AngloGold Shares, (ii) AngloGold American Depositary Shares, each of which represents one AngloGold Share ("AngloGold ADSs")[1] or (iii) AngloGold Ghanaian Depositary Shares, one hundred of which will represent one AngloGold Share ("AngloGold GhDSs").[2] If no election is made, such holders will receive AngloGold GhDSs. Holders of Ashanti Shares resident outside of Ghana (other than holders of Ashanti Shares resident in the United States) will be entitled to elect to receive their Scheme Consideration in the form of either (i) AngloGold Shares or (ii) AngloGold ADSs. If no election is made, such holders will receive AngloGold Shares. Holders of Ashanti Shares resident in the United States will be entitled to elect to receive their Scheme Consideration in the form of either (i) AngloGold Shares or (ii) AngloGold ADSs. If no election is made, such holders will receive AngloGold ADSs.

In addition, pursuant to arrangements to be made with The Bank of New York, as depositary for Ashanti Global Depositary Securities, each of which represents one Ashanti Share ("Ashanti GDSs"), holders of Ashanti GDSs will be entitled to elect to receive their Scheme Consideration in the form of either (i) AngloGold Shares or (ii) AngloGold ADSs. If no election is made, such holders will receive AngloGold ADSs.

Ashanti has established a depository interest trust facility in the United Kingdom to facilitate the indirect holding of, and settlement of transactions in, Ashanti Shares by participants in CREST.[3] Capita IRG Trustees Limited, as custodian for the Ashanti Depositary Interests, each of which represents one Ashanti Share ("Ashanti ADIs"), issued under this facility, has advised Ashanti that, as at December 11, 2003, there were 67,480,178 Ashanti ADIs outstanding, representing approximately 51.7% of the issued and outstanding Ashanti Shares. Of the 67,480,178 Ashanti ADIs outstanding, 65,905,859 Ashanti ADIs (or 97.7% of the Ashanti Shares represented by Ashanti ADIs), are held by BNY (Nominees)

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1 AngloGold ADSs issuable upon the deposit of each AngloGold Share exchangeable for Ashanti Shares with The Bank of New York, as depositary of the AngloGold ADSs, will be registered pursuant to a separate registration statement on Form F-6.

2 AngloGold will establish a sponsored Ghanaian Depositary Share facility for AngloGold Shares in Ghana. AngloGold GhDSs issuable upon the deposit of each AngloGold Share with the depositary of the Ghanaian Depositary Share facility will be issued without registration in reliance on the safe harbor of Regulation S under the Securities Act of 1933, as amended (the "Securities Act").

Limited, as nominee for The Bank of New York, as depositary for Ashanti GDSs.[4] Pursuant to arrangements to be made with Capita IRG Trustees Limited, as depository for Ashanti ADIs, holders of Ashanti ADIs (other than BNY (Nominees) Limited, which will only receive AngloGold Shares) will be entitled to elect to receive their Scheme Consideration in the form of either (i) AngloGold Shares or (ii) AngloGold ADSs. If no election is made, such holders will receive AngloGold Shares.

Ashanti also has a sponsored Zimbabwe Depositary Receipt ("Ashanti ZDR") facility established for purposes of listing Ashanti ZDRs, one hundred of which represent one Ashanti Share, on the Zimbabwe Stock Exchange in order to provide greater liquidity within Zimbabwe. Ashanti has been advised by the registrar of its Zimbabwe share register that there are approximately 138,007 Ashanti Shares underlying Ashanti ZDRs outstanding, representing approximately 0.1% of the issued and outstanding Ashanti Shares. Based on the information received by Ashanti, as of November 4, 2003, there were no holders of Ashanti ZDRs with an address in the United States. AngloGold and Ashanti intend to enter into arrangements with the depositary for the Ashanti ZDRs under which the Scheme Consideration to be distributed to such holders will either be held in trust for the benefit of such holders or distributed or otherwise made available to such holders.

AngloGold intends to pay cash in lieu of any fractional AngloGold Shares or fractional AngloGold ADSs (each, a "fractional interest"). Holders of fractional interests resident in Ghana will be entitled to elect to receive AngloGold GhDSs in lieu of cash.

In accordance with Section 231 of the Ghana Companies Code, the Scheme may be effected only if confirmed by the High Court of Ghana (the "High Court").

By this letter, we respectfully request confirmation from the staff of the Division of Corporation Finance (the "Staff") that, based upon the facts and circumstances described herein, it will not recommend any enforcement action to the Securities and Exchange Commission (the "SEC") if, pursuant to the Scheme, AngloGold issues AngloGold Shares to holders of Ashanti Shares (including Ashanti Shares represented by Ashanti GDSs, Ashanti ADIs and Ashanti ZDRs) without registration of such AngloGold Shares under the Securities Act, in reliance on the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. In addition, we respectfully request confirmation from the Staff that AngloGold Shares received by holders of Ashanti Shares

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4 Capita IRG Trustees Limited has advised Ashanti that, of the remaining 1,574,319 Ashanti ADIs outstanding (or 2.3% of the Ashanti Shares represented by Ashanti ADIs), (i) 167,894 Ashanti ADIs (or 0.25% of the Ashanti Shares represented by Ashanti ADIs) are beneficially held by residents outside the United States, (ii) 3,967 Ashanti ADIs (or 0.0058% of the Ashanti Shares represented by Ashanti ADIs) are held by nominee holders incorporated in the United States, (iii) 3,000 Ashanti ADIs (or 0.0044% of the Ashanti Shares represented by Ashanti ADIs) are beneficially held by a private

(and by holders of Ashanti GDSs, Ashanti ADIs and Ashanti ZDRs) may be resold in accordance with the limitations set forth in this letter.

Ashanti and AngloGold have provided us with, and have authorized us to make on their behalf, the factual representations about them set forth in this letter.

I. Background

AngloGold is one of the world's largest gold producers by volume of gold produced (as determined from the company reports published by the various gold producers), with extensive reserves and production of some 6 million ounces of gold annually. AngloGold Shares are listed on the JSE Securities Exchange South Africa, the London Stock Exchange, the Australian Stock Exchange (in the form of Clearing House Electronic Subregister System Depositary Interests) and Euronext Paris and are quoted on Euronext Brussels (in the form of International Depositary Receipts). AngloGold ADSs are listed and traded on the New York Stock Exchange, and the AngloGold Shares underlying the AngloGold ADSs are also listed on the New York Stock Exchange. In connection with the Scheme, AngloGold will make an application to list AngloGold Shares and AngloGold GhDSs on the Ghana Stock Exchange. AngloGold files periodic reports with the SEC pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Ashanti is engaged in the mining and processing of gold ores and the exploration and development of gold properties in Africa. In 2002, Ashanti produced some 1.62 million ounces of gold. Ashanti Shares have a dual primary listing on the Ghana Stock Exchange and the London Stock Exchange.[5] Ashanti GDSs (representing approximately 50.5% of the issued and outstanding Ashanti Shares) are listed and traded on the New York Stock Exchange and the London Stock Exchange. Ashanti Shares underlying the Ashanti GDSs are also listed on the New York Stock Exchange. Ashanti Shares and Ashanti ZDRs are listed on the Zimbabwe Stock Exchange. Ashanti files periodic reports with the SEC pursuant to Section 13 of the Exchange Act.

II. Description of the Scheme

A. Introduction

The issuance of AngloGold Shares in exchange for Ashanti Shares (including Ashanti Shares represented by Ashanti GDSs, Ashanti ADIs and Ashanti ZDRs) will be implemented by means of the Scheme to be effected pursuant to Section 231 of the Ghana Companies Code. The following description of the Scheme is based upon discussions with the law firm of JLD Legal Consultancy Services, Ghanaian counsel to AngloGold, and upon its opinion letter dated January 12, 2004 with respect to the Scheme and the operation of Section 231 of the Ghana Companies Code (the "Opinion Letter"). A copy of the Opinion Letter is attached hereto.

B. Procedure for Confirmation of the Scheme

(i) Application to Convene Meetings and Appoint Reporter

Ashanti will file an application (the "Application") with the High Court by way of an originating motion on notice requesting that the High Court order that a meeting of holders of Ashanti Shares be convened to consider and approve the Scheme (the "Scheme Meeting"). As discussed in the Opinion Letter, the High Court will be expected to hear the Application within 14 days after the Application is filed.[6] At the hearing of the Application, or at a subsequent hearing, the High Court will order that the Scheme Meeting be convened and determine those persons entitled to attend such meeting. Since the Ashanti Shares are the only securities of Ashanti to be exchanged in the Scheme, Ashanti and AngloGold expect that the Ashanti Shares will constitute the only securities of Ashanti affected by the Scheme.[7] Ashanti and AngloGold do not expect the High Court to order a Scheme Meeting for any creditors of Ashanti.[8] Although under the Ghana Companies Code the High Court may require that a postal ballot be taken in lieu of such Scheme Meeting, AngloGold and Ashanti do not expect the High Court to do so as the wide and divergent shareholder base of Ashanti makes a postal ballot impractical. As part of the Application, Ashanti will therefore request the High Court to order that the vote be taken at the Scheme Meeting and not by postal ballot.

A copy of the scheme document (the "Scheme Document") and the AngloGold information memorandum (the "AngloGold Information Memorandum" and, together with the Scheme Document, the "Scheme Materials") to be sent to shareholders in connection with the Scheme Meeting will be filed with the High Court. The Scheme Materials will describe, among other things, AngloGold and the AngloGold Shares, the terms and effects of the Scheme, the reasons for the Scheme and the approvals required and conditions to be satisfied for the Scheme to be effective. In addition, the Scheme Document

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6 Upon filing the Application with the High Court, Ashanti will also serve the Application on AngloGold, whereupon AngloGold may enter an appearance in respect of the Application, provided that AngloGold does so within eight days after receipt of such service.

7 The shareholders of Ashanti comprise (i) holders of Ashanti Shares (including the Government of Ghana) and (ii) the Government of Ghana, as holder of the special rights preference share, no par value per share, of Ashanti (the "Golden Share"). The Golden Share will remain outstanding after consummation of the Scheme. Under Section 231 of the Ghana Companies Code, the shareholders of a company with shares incorporated under the Ghana Companies Code are referred to as "members" of the company. For ease of reference, we use the term "shareholders" in this letter to refer to the members of Ashanti.

will (i) include the notice convening the Scheme Meeting, together with appropriate proxy or voting instruction forms, (ii) set forth the scheduled date of the court hearing to be held by the High Court to confirm the Scheme (the "Court Hearing") if it is approved by the requisite majority of holders of Ashanti Shares at the Scheme Meeting and (iii) contain information about the right of all Ashanti shareholders to appear and be heard at the Scheme Meeting and the right of any shareholder claiming to be affected by the Scheme to appear at the Court Hearing and object to the Scheme. The AngloGold Information Memorandum will contain financial information about both AngloGold and Ashanti.

As part of the Application and as required by Section 231(2) of the Ghana Companies Code, Ashanti will also request the High Court to instruct the Registrar of Companies in Ghana (the "Registrar of Companies") to appoint an independent investment bank or accounting firm (the "Reporter") to investigate the fairness of the Scheme and to report thereon to the High Court. Although Section 231(2) of the Ghana Companies Code contemplates the appointment of the Reporter after the Scheme has been approved by the holders of Ashanti Shares at the Scheme Meeting, Ashanti will request that the appointment be made immediately after the hearing of the Application to provide the Reporter with additional time to complete its investigation prior to the Court Hearing. Ashanti and AngloGold will provide, or cause to be provided, to the High Court and the Reporter information sufficient for them to determine the value of the AngloGold Shares and the Ashanti Shares exchanged therefor and will provide, or cause to be provided, to the Reporter such additional information and assistance as may be reasonably requested by the Reporter in connection with its investigation. In accordance with Section 231(3) of the Ghana Companies Code, the fees (which are fixed by the Registrar of Companies) and expenses of the Reporter will be borne by Ashanti or such other party to the application as the High Court may order.

After hearing the Application, the High Court will be expected to order that a Scheme Meeting be convened to consider the Scheme and that the Registrar of Companies appoint the Reporter.

(ii) Notice of Scheme Meeting; Approvals

Ashanti will mail copies of the Scheme Materials (including notice of the Scheme Meeting) to holders of Ashanti Shares (and deliver such copies and notice to the depositaries for the Ashanti GDSs, Ashanti ADIs and Ashanti ZDRs) approximately 30 days prior to the Scheme Meeting.[9] Ashanti will instruct the depositaries for the Ashanti GDSs, Ashanti ADIs and Ashanti ZDRs to deliver copies of the Scheme Materials (including voting instruction forms) and notice of the Scheme Meeting and the Court Hearing to holders of Ashanti GDSs, Ashanti ADIs and Ashanti ZDRs.[10] In addition, simultaneously with the mailing of the Scheme Materials, Ashanti will publish notices of the Scheme Meeting and the Court Hearing in *The Daily Graphic*, a newspaper of national circulation in Ghana, *The Wall Street Journal*, a newspaper of national circulation in the United States and *The Financial Times*, a newspaper of national circulation in the United Kingdom, or in such other manner as the High Court may direct.

In order to proceed with the Court Hearing, the Scheme must be approved by the requisite vote of Ashanti shareholders. In connection with the Transaction Agreement, AngloGold entered into a shareholder support deed of agreement, dated August 4, 2003, as amended on October 17, 2003, with Lonmin Plc ("Lonmin"), the holder of approximately 27.6% of the outstanding Ashanti Shares, pursuant to which Lonmin agreed, among other things, to vote its Ashanti Shares in favour of the Scheme. On December 12, 2003, AngloGold entered into a shareholder support deed of agreement with the Government of Ghana, the holder of approximately 16.9% of the outstanding Ashanti Shares, pursuant to which the Government of Ghana agreed, among other things, to vote its Ashanti Shares in favour of the Scheme. [11]

(iii) Court Hearing

Prior to the Court Hearing, the High Court will be advised that, if it confirms the Scheme, such confirmation will be relied upon by AngloGold as an approval of the Scheme for the purpose of qualifying for an exemption from the registration requirements of the Securities Act with respect to the AngloGold Shares provided by Section 3(a)(10) thereof. After the Scheme has been approved at the Scheme Meeting by the requisite vote of Ashanti shareholders, the High Court will be expected to confirm the date for the Court Hearing at

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deposit agreements with Ashanti and the owners from time to time of Ashanti GDSs and Ashanti ZDRs, to arrange for the mailing of the Scheme Materials to holders of Ashanti GDSs and Ashanti ZDRs as promptly as practicable. Capita IRG Trustees Limited, as depository of the Ashanti ADIs, is required by the terms of the Deed Poll in favour of holders of Ashanti ADIs to pass on the Scheme Materials to holders of Ashanti ADIs forthwith upon receipt.

11 AngloGold and the Government have also agreed the definitive terms of a stability agreement pursuant to which the Government will make certain fiscal and regulatory undertakings in its role as regulator of Ashanti (the "Stability Agreement"). AngloGold and the Government have agreed to enter into the Stability Agreement promptly after approval of the principal terms of the Stability Agreement by the Parliament of Ghana. In consideration of the Government's undertakings in the Stability Agreement, AngloGold will issue to the Government 2,658,000 AngloGold Shares and pay the Government US$5 million in cash promptly after the later to occur of (i) the execution of the Stability Agreement and (ii) the completion of the Transaction. The AngloGold Shares issued to the Government will be issued without registration in reliance on the safe harbor of Regulation S under the Securities Act. AngloGold has also agreed to pay to the Government US$5 million in cash towards the transaction costs incurred by the Government in its role as regulator of Ashanti. In addition, AngloGold has agreed that if the Transaction Agreement is terminated by the mutual written consent of AngloGold and Ashanti or

which any shareholder claiming to be affected by the Scheme will be entitled to appear and object. The Scheme Materials mailed to shareholders (and to the depositaries for Ashanti GDSs, Ashanti ADIs and Ashanti ZDRs, respectively, for delivery to the holders thereof) in connection with the Scheme Meeting will also include notice of the scheduled date, time and place of the Court Hearing and will state that such shareholders have the right to attend the Court Hearing and object to the Scheme. If the scheduled date of the Court Hearing is changed, Ashanti will give at least five business days' notice thereof by delivering a press release for immediate publication and distribution through the usual media channels in the United States, the United Kingdom, South Africa and Ghana, and through the Regulatory News Service of the London Stock Exchange and by publication of such notice in *The Daily Graphic*, *The Wall Street Journal* and *The Financial Times,* or in such other manner as the High Court may direct. If the scheduled date of the Court Hearing is changed by more than seven days, Ashanti will also mail notice of the date of the rescheduled Court Hearing to holders of Ashanti Shares (and to the depositaries for the Ashanti GDSs, Ashanti ADIs and Ashanti ZDRs for delivery to the holders thereof).

Section 231(5) of the Ghana Companies Code provides that shareholders claiming to be affected by the Scheme have the right to be represented at the Court Hearing and to object to the Scheme. As discussed in the Opinion Letter, shareholders need not retain separate counsel in order to appear at the Court Hearing, but may appear in person. As discussed in the Opinion Letter, the High Court may establish procedures for the submission of objections to the Scheme. In civil proceedings before the High Court, the Ghana Court Rules of Civil Procedure generally require persons who wish to appear at a hearing before the High Court to file a notice of appearance and an affidavit. Although the Ghana Court Rules of Civil Procedure do not expressly apply to schemes of arrangement under Section 231 of the Ghana Companies Code, there is a possibility that the High Court could adopt procedures similar to those required by the Ghana Court Rules of Civil Procedure for purposes of the Scheme. In such case, shareholders who claimed to be affected by the Scheme and wished to appear at the Court Hearing to object would be required to file a notice of appearance and an affidavit with the High Court as directed by the High Court. If any such shareholder did not timely file a notice of appearance and affidavit, such shareholder might not have the right to appear at the Court Hearing, although the High Court in its discretion could, and likely would, permit such shareholder to object if such shareholder made a personal appearance at the Court Hearing. According to the Opinion Letter, although the High Court could adopt similar procedures for purposes of the Scheme, the High Court is not likely to do so; it is likely to follow customary practice in the United Kingdom and permit any shareholder who claims to be affected by the Scheme to appear at the Court Hearing without having previously filed a notice of appearance or affidavit. At the hearing of the Application, Ashanti and AngloGold will request that the High Court adopt procedures for the Court Hearing that follow customary practice in the United Kingdom for schemes of arrangement effected under Section 425 of the United Kingdom Companies Act 1985 (the "U.K. Companies Act").

Holders of Ashanti GDSs, Ashanti ADIs and Ashanti ZDRs will not automatically have the right to appear at the Scheme Meeting or the Court Hearing as such holders are not shareholders of Ashanti. At the hearing of the Application, Ashanti and AngloGold will request the High Court to permit holders of Ashanti GDSs, Ashanti ADIs and Ashanti ZDRs to attend at the Court Hearing and to object. Voting instructions will be solicited from holders of Ashanti GDSs, Ashanti ADIs and Ashanti ZDRs and arrangements will be made with their respective depositaries to vote the underlying Ashanti Shares beneficially owned by such holders at the Scheme Meeting in accordance with their voting instructions. In any event, holders of Ashanti GDSs, Ashanti ADIs and Ashanti ZDRs may present their Ashanti GDSs, Ashanti ADIs or Ashanti ZDRs, as the case may be, for cancellation and arrange for delivery of the underlying Ashanti Shares, which, if registered in that holder's name in a timely manner, will enable them to attend the Scheme Meeting and participate in the Court Hearing. The Scheme Document will describe the procedures whereby holders of Ashanti GDSs, Ashanti ADIs and Ashanti ZDRs who wish to attend the Scheme Meeting and appear at the Court Hearing may cancel their Ashanti GDSs, Ashanti ADIs or Ashanti ZDRs, as the case may be, and have the underlying Ashanti Shares registered in their names and will advise such holders if the High Court permits their appearance at the Court Hearing.

Ashanti will appear at the Court Hearing on the scheduled date set forth in the written notice and advertisement to request the High Court to confirm the Scheme. If objections are lodged against the Scheme, the High Court may determine to continue the Court Hearing at a later date to permit Ashanti and AngloGold to respond to the objections. If the High Court determines to continue the Court Hearing at a later date, the High Court will notify persons that have lodged objections of the time of the continued hearing. In addition to notice by the High Court, Ashanti will publish notice of the time and date of the continued Court Hearing in *The Daily Graphic*, *The Wall Street Journal* and *The Financial Times,* or in such other manner as the High Court may direct. As discussed in the Opinion Letter, the High Court will consider whether the Scheme is fair, procedurally and substantively, to shareholders and make an independent determination whether to confirm the Scheme notwithstanding the approval of the Scheme by the requisite vote of shareholders at the Scheme Meeting, the findings of the Reporter and any objection raised by a shareholder claiming to be affected by the Scheme.

At the Court Hearing, the High Court will again be advised that, if it confirms the Scheme, such confirmation will be relied upon by AngloGold as an approval of the Scheme for the purpose of qualifying for an exemption from the registration requirements of the Securities Act with respect to the AngloGold Shares provided by Section 3(a)(10) thereof.

(iv) Effectiveness of the Scheme

Pursuant to the provisions of Section 231 of the Ghana Companies Code and subject to the satisfaction of certain other conditions, the Scheme will not become effective and binding unless and until:

(1) the Scheme is confirmed by the High Court following the Court Hearing at which the High Court considers the fairness report of the Reporter;[12] and

(2) a copy of the order of the High Court confirming the Scheme is delivered to the Registrar of Companies, who will register the order and cause the order to be published in the *Gazette.*

Once the Scheme becomes effective, it will be binding on Ashanti and all shareholders of Ashanti.

III. Legal Analysis

A. Section 3(a)(10) Exemption

Section 3(a)(10) of the Securities Act provides an exemption from the registration requirements of the Securities Act for, in relevant part:

"... any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests ... where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court ... or other governmental authority expressly authorized by law to grant such approval."

In Revised Staff Legal Bulletin No. 3 (CF) (October 20, 1999) (the "Revised Staff Legal Bulletin No. 3"), the Staff identified the following conditions that must be satisfied before reliance may be made upon the exemption provided in Section 3(a)(10):

(1) The securities must be issued in exchange for securities, claims or property interests; they cannot be offered for cash.

(2) A court or authorized governmental entity must approve the fairness of the terms and conditions of the exchange.

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12 Section 231(6) of the Ghana Companies Code provides that the High Court may prescribe such terms as it thinks fit as a condition to confirming the Scheme (including an increase in the consideration

(3) The reviewing court or authorized governmental entity must (a) find, before approving the transaction, that the terms and conditions of the exchange are fair to those to whom securities will be issued, and (b) be advised before the hearing that the issuer will rely upon the Section 3(a)(10) exemption based on the court's or authorized governmental entity's approval of the transaction.

(4) The court or authorized governmental entity must hold a hearing before approving the fairness of the terms and conditions of the transaction.

(5) A governmental entity must be expressly authorized by law to hold the hearing, although it is not necessary that the law require the hearing.

(6) The fairness hearing must be open to everyone to whom securities would be issued in the proposed exchange.

(7) Adequate notice of the hearing must be given to all those persons.

(8) There cannot be any improper impediments to the appearance by those persons at the hearing.

As explained below, the Scheme will satisfy each of these conditions:

(i) The Exchange

Pursuant to the Scheme, AngloGold will issue AngloGold Shares in exchange for Ashanti Shares (and Ashanti GDSs, Ashanti ADIs and Ashanti ZDRs), and not for cash or other consideration from the holders of Ashanti Shares (or Ashanti GDSs, Ashanti ADIs or Ashanti ZDRs).

(ii) High Court Approval

The Staff has stated in Section 4.B.4. of Revised Staff Legal Bulletin No. 3 that the term "any court" as used in Section 3(a)(10) includes a foreign court. Further, the Staff has recognized the High Court of Justice in England and Wales acting under Section 425 of the U.K. Companies Act as a foreign court qualified to approve the fairness of the terms and conditions of an exchange. *See,* e.g., Global TeleSystems (Europe) Limited (available June 14, 2001); Omnicom Group Inc. (available January 28, 1999); The Rank Organisation Plc, The Rank Group Plc (available August 6, 1996). As discussed in the Opinion Letter, the Ghana Companies Code is derived from the United Kingdom Companies Act of 1948 (the "Companies Act of 1948") and Section 231 of the Ghana Companies Code is based on Section 206 of the Companies Act of 1948 (the predecessor to Section 425 of the U.K. Companies Act). Section 231 of the Ghana Companies Code is similar in all material respects to Section 425 of the U.K. Companies Act, except for the following differences:

(1) Section 231 of the Ghana Companies Code provides for the

(2) Section 231 of the Ghana Companies Code requires that the Scheme be approved by a three-fourths majority of shareholders rather than a majority of shareholders in number representing three-fourths in value of shares.[13]

Similarly, the Staff has recognized courts in a number of other jurisdictions as foreign courts qualified to approve the fairness of the terms and conditions of a scheme of arrangement for the purposes of the Section 3(a)(10) exemption. *See,* e.g., Gilat Satellite Networks Ltd. (available December 19, 2002) (Israeli Court); Ashanti Goldfields Company Limited (available June 19, 2002) (Grand Court of the Cayman Islands); Canadian Pacific Limited (available August 15, 2001) (Alberta Court of Queen's Bench); John Wood Group plc (available March 1, 2001) (Court of Session in Scotland); Gold Fields of South Africa Limited (available January 21, 1998) (High Court of South Africa); and China Light & Power Company, Limited (available January 2, 1998) (High Court of Hong Kong Special Administrative Region).

(iii) Determination of Fairness and Advice of Section 3(a)(10) Reliance

As discussed in the Opinion Letter, the High Court will be required to consider whether the Scheme is fair, procedurally and substantively, to each class of persons who will receive AngloGold Shares in the Scheme[14] before the High Court can confirm the Scheme. In reaching its determination as to fairness, the High Court will be expected to consider, among other things, the information in the Scheme Document, the findings of the Reporter and any objections to the Scheme raised by shareholders claiming to be affected by the Scheme. The Opinion Letter indicates that the Reporter must be an expert independent of both parties and will be required to ascertain the intrinsic fairness of the Scheme, to monitor procedures and to ensure compliance with the statutory provisions. As discussed in the Opinion Letter, Ashanti and AngloGold will provide, or cause to be provided, to the High Court and the Reporter information sufficient for them to determine the value of the AngloGold Shares and the Ashanti Shares exchanged therefor. Ashanti and AngloGold will also provide, or cause to be provided, to the Reporter such additional information and assistance as may be reasonably requested by the Reporter in connection with its investigation. In addition, the High Court will be provided with the report of the Chairman of the Scheme Meeting on the results of the Scheme Meeting (including the number of shareholders present in person or by proxy, the results of voting and the proxies that have been rejected). Included in the Chairman's report will be a report by a scrutineer on the verification of the counting of votes. In reaching its determination as to fairness, the High Court has the authority to consider any additional factors that it deems relevant.

---

13 We understand that, if Ashanti requests the High Court to require that the vote of shareholders at the Scheme Meeting be taken by a poll, the High Court may require that the Scheme be approved by a three-fourths majority of shares held by shareholders present, in person or by proxy, and entitled to

As discussed in the Opinion Letter, Ghanaian law is derived from English common law, and Ghanaian courts (including the High Court) will consider English precedent persuasive, especially when such precedent interprets legislation that is substantially similar to Ghanaian legislation. As discussed in the Opinion Letter, there is no Ghanaian case law interpreting Section 231 of the Ghana Companies Code. According to the Opinion Letter, given that Ghanaian law originates from English common law and that Section 231 of the Ghana Companies Code is based on Section 206 of the Companies Act of 1948, the High Court would consider and likely follow English cases establishing the role and function of English courts in reviewing applications under Section 425 of the U.K. Companies Act. Also, the Opinion Letter indicates that, in determining whether to exercise its discretion to approve the Scheme, the High Court will likely follow customary practice in the United Kingdom for approving schemes of arrangement under Section 425 of the U.K. Companies Act that the Staff has sanctioned in the past. The High Court will reach an independent decision as to fairness notwithstanding the approval of the Scheme by the requisite vote of Ashanti shareholders at the Scheme Meeting, the findings of the Reporter and any objection raised by a shareholder claiming to be affected by the Scheme.

The Opinion Letter confirms that Ashanti will inform the High Court prior to the convening of the Scheme Meeting and again at the Court Hearing that, upon confirmation of the Scheme by the High Court, such confirmation will be relied upon by AngloGold as an approval of the Scheme for the purpose of qualifying for an exemption from the registration requirements of the Securities Act with respect to the AngloGold Shares provided by Section 3(a)(10) thereof.

(iv) Court Hearing

As discussed in the Opinion Letter, Section 231(5) of the Ghana Companies Code provides for a hearing by the Court of the application to confirm the scheme of arrangement at which a shareholder claiming to be affected thereby will have the right to appear and to object. The High Court will conduct the Court Hearing to determine whether the terms and conditions of the Scheme are fair to Ashanti's shareholders and to approve the fairness of the terms and conditions of the Scheme.

As discussed in the Opinion Letter, the High Court has an independent obligation to make a determination of fairness, notwithstanding the approval of the Scheme by the requisite vote of Ashanti shareholders at the Scheme Meeting, the findings of the Reporter and any objection raised by a person claiming to be affected by the Scheme.

(v) Authorization

The Court Hearing will be held by a "court" for the purposes of Section 3(a)(10) of the Securities Act. The High Court is expressly authorized by Section 231 of the Ghana Companies Code to hold a hearing on the Scheme and to confirm the Scheme.

(vi) Open Hearing

As discussed above, the Court Hearing will be open to attendance by any shareholder claiming to be affected by the Scheme.

(vii) Notice

The Opinion Letter confirms that Ashanti will provide approximately 30 days' notice of the scheduled date of the Court Hearing in the Scheme Document to all shareholders (and holders of Ashanti GDSs, Ashanti ADIs and Ashanti ZDRs). As discussed below, the Scheme Document will also disclose the right of all holders of Ashanti Shares to attend the Court Hearing and will include the information necessary to exercise that right. If the scheduled date of the Court Hearing is changed, Ashanti will give adequate notice of the date of the rescheduled Court Hearing in the manner described above.

(viii) No Improper Impediments

There will be no improper impediments to the appearance at the Court Hearing by any shareholder claiming to be affected by the Scheme. Any such shareholder is entitled to appear before the High Court in person and object to the Scheme. As discussed above, the High Court may establish procedures for the submission of such objections. Although the Ghana Court Rules of Civil Procedure do not expressly apply to schemes of arrangement under Section 231 of the Ghana Companies Code, there is a possibility that the High Court could adopt similar procedures for purposes of the Scheme. In that event, shareholders who claimed to be affected by the Scheme and wished to appear at the Court Hearing to object would be required to file a notice of appearance and affidavit with the High Court as directed by the High Court. If any such shareholder did not timely file a notice of appearance and affidavit, such shareholder might not have the right to appear at the Court Hearing, although the High Court in its discretion could, and likely would, permit such shareholder to object if such shareholder made a personal appearance at the Court Hearing. According to the Opinion Letter, although the High Court could adopt procedures similar to those required by the Ghana Court Rules of Civil Procedure for purposes of the Scheme, the High Court is not likely to do so; it is likely to follow customary practice in the United Kingdom and permit any shareholder who claims to be affected by the Scheme to appear at the Court Hearing without having previously filed a notice of appearance or affidavit. The Scheme Document will describe the procedures and timing requirements, if any, that holders of Ashanti Shares information with respect to such procedures and timing requirements, if any, we do not believe that this would create an improper impediment to appearance that will prevent shareholders claiming to be affected by the Scheme from having a meaningful opportunity to appear at the Court Hearing. As discussed above, at the hearing of the Application, Ashanti and AngloGold will request that the High Court adopt procedures for the Court Hearing that follow customary practice in the United Kingdom for schemes of arrangement effected under Section 425 of the U.K. Companies Act. Specifically, Ashanti and AngloGold undertake to request that shareholders have the right to appear and object at the Court Hearing without first having to file a notice of appearance or affidavit.

Holders of Ashanti GDSs, Ashanti ADIs and Ashanti ZDRs will not automatically have the right to appear at the Court Hearing as such holders are not shareholders of Ashanti. At the hearing of the Application, however, Ashanti and AngloGold will request the High Court to permit the holders of Ashanti GDSs, Ashanti ADIs and Ashanti ZDRs to attend the Court Hearing and object. In addition, holders of Ashanti GDSs, Ashanti ADIs and Ashanti ZDRs may present their Ashanti GDSs, Ashanti ADIs or Ashanti ZDRs, as the case may be, for cancellation and arrange for delivery of the underlying Ashanti Shares, which, if registered in that holder's name in a timely manner, will enable them to appear at the Court Hearing. All of the Ashanti Shares underlying Ashanti GDSs are currently held in CREST. Ashanti has been advised by The Bank of New York, as depositary for the Ashanti GDSs, that the exchange of Ashanti GDSs for Ashanti Shares should take approximately five business days for delivery of physical certificates. Ashanti has been advised by Capita IRG Trustees Limited, as depository of the Ashanti ADIs, that the exchange of Ashanti ADIs for underlying Ashanti Shares should take approximately five business days for delivery of physical certificates. Ashanti has been advised by Temple Assets (Private) Limited, as depositary for the Ashanti ZDRs, that the exchange of Ashanti ZDRs for underlying Ashanti Shares should normally take approximately two business days to complete. The Scheme Document will describe the procedures that holders of Ashanti GDSs, Ashanti ADIs and Ashanti ZDRs who wish to appear at the Court Hearing can follow to cancel their Ashanti GDSs, Ashanti ADIs or Ashanti ZDRs, as the case may be, and have the underlying Ashanti Shares registered in their names and will advise such holders if the High Court permits their appearance.

U.S. citizens travelling to Ghana will require a visa to enter Ghana as well as a valid certificate of immunization against yellow fever. According to the information set forth on the web-sites of the U.S. Department of State and the Embassy of Ghana in Washington D.C., a visa application may be submitted by mail and should typically be processed and granted within three business days. Although applications for a business visa must be accompanied by an invitation from principals in Ghana or the U.S., applications for a tourist visa do not require such an invitation. The Scheme Document will, however, contain an invitation that is expected to satisfy the requirements of the Embassy of Ghana in Washington D.C. for the recipient to visit Ghana to attend the Scheme Meeting and the Court Hearing.

Ghana). Given that all shareholders will receive notice of these requirements approximately 30 days prior to the Court Hearing, we do not believe that these requirements create an improper impediment to participation in the Court Hearing.

Based on the foregoing, and in reliance on the Opinion Letter, we are of the opinion that the right of all shareholders to appear at the Court Hearing to object to the Scheme and to express their opinions regarding the fairness of the terms of the Scheme will fulfil the requirements of Section 3(a)(10) of the Securities Act and that the Scheme may be effected as described above without compliance with the registration requirements of the Securities Act in reliance on the exemption from such registration requirements provided by Section 3(a)(10) of the Securities Act.

IV. Resale of AngloGold Shares

The Staff has adopted the position that securities issued in Section 3(a)(10) transactions must be resold by holders in the manner permitted by Rule 145(c) and (d) under the Securities Act if those holders are affiliates of any party to the exchange at the time of the Section 3(a)(10) exempt sale. *See* Revised Staff Legal Bulletin No. 3, Section 5.

Upon the basis of the foregoing it is our understanding that:

(1) persons may resell their AngloGold Shares without regard to Rule 144 or 145(c) and (d) if they are not affiliates of AngloGold or Ashanti before the completion of the Scheme and are not affiliates of AngloGold after the completion of the Scheme;

(2) persons may resell their AngloGold Shares in the manner permitted by Rule 145(d)(1), (d)(2) or (d)(3) if they (a) are affiliates of Ashanti or AngloGold before the completion of the Scheme but (b) are not affiliates of AngloGold after the completion of the Scheme. In computing the holding period of the Section 3(a)(10) securities for purposes of Rule 145(d)(2) or (d)(3), such persons may not "tack" the holding period of the securities exchanged for the Section 3(a)(10) securities in the Section 3(a)(10) exempt transaction; and

(3) persons may resell their AngloGold Shares in the manner permitted by Rule 145(d)(1) if they are affiliates of Ashanti or AngloGold before the completion of the Scheme and are affiliates of AngloGold after the completion of the Scheme.

We respectfully request that the Staff confirm that it concurs in our view that the AngloGold Shares would be permitted to be sold as described above.

* * *

without registration under the Securities Act of the AngloGold Shares to be issued in exchange for Ashanti Shares (and Ashanti GDSs, Ashanti ADIs and Ashanti ZDRs) in reliance on our opinion that no such registration is required for the issuance, offer and sale of such securities by virtue of the exemption from such registration provided by Section 3(a)(10) of the Securities Act, and (b) as to the matters concerning resale of the AngloGold Shares set forth under "Resale of AngloGold Shares" above. If for any reason you do not concur with any of the opinions expressed in this letter, we respectfully request an opportunity to confer with you prior to any written response.

If you have any questions about this request or desire any additional information regarding the matters discussed in this letter, please call the undersigned at (+44 20) 7655-5550, George Casey at (+44 20) 7655-5065 or George Karafotias at (+44 20) 7655-5576.

In accordance with SEC Release 33-6269, we have enclosed an original and seven copies of this letter.

Please acknowledge receipt of the foregoing by stamping and returning the enclosed receipt copy of this letter in the self-addressed, stamped envelope enclosed for that purpose.

Very truly yours,

Bonnie Greaves

Bonnie Greaves

Attachment

JLD LEGAL CONSULTANCY SERVICES
#C881/3. Kanda Highway, North Ridge, Accra.
P. O. Box GP 178, Accra, Ghana.

Tel: 233-21-226941, 701-0380, 254523-5
Fax: 233-21-254411
E-mail: jld@africaonline.com.gh

January 12, 2004

Shearman & Sterling
Broadgate West
9 Appold Street
London EC2A 2AP
England

AngloGold Limited/Ashanti Goldfields Company Limited

Ladies and Gentlemen:

We are acting as Ghanaian legal counsel to AngloGold Limited, a publicly listed company incorporated under the laws of the Republic of South Africa (" AngloGold "), in connection with its proposed business combination transaction with Ashanti Goldfields Company Limited, a publicly listed company incorporated under the laws of the Republic of Ghana (" Ashanti "), pursuant to a scheme of arrangement (the " Scheme ") to be effected under Section 231 of the Ghana Companies Code, 1963 (Act 179), as amended (the " Ghana Companies Code ").

You have asked us for our opinion as to certain matters of Ghanaian law concerning the Scheme pursuant to which Ashanti will become a wholly owned subsidiary of AngloGold and each issued and outstanding ordinary share, no par value per share, of Ashanti (the " Ashanti Shares ") will be transferred to AngloGold and each holder thereof will be entitled to receive in exchange therefor 0.29 ordinary shares, par value ZAR0.25 per share, of AngloGold (" AngloGold Shares ") (such number of AngloGold Shares issuable in exchange for each Ashanti Share being the " Share Consideration ").

Holders of Ashanti Shares resident in Ghana will be entitled to elect to receive their Share Consideration in the form of either (i) AngloGold Shares, (ii) AngloGold American Depositary Shares, each of which represents one AngloGold Share ("AngloGold ADSs") or (iii) AngloGold Ghanaian Depositary Shares, one hundred of which will represent one AngloGold Share ("AngloGold GhDSs"). If no election is made, such holders will receive AngloGold GhDSs. Holders of Ashanti Shares resident outside of Ghana (other than holders of Ashanti Shares resident in the

United States) will be entitled to elect to receive their Share Consideration in the form of either (i) AngloGold Shares or (ii) AngloGold ADSs. If no election is made, such holders will receive AngloGold Shares. Holders of Ashanti Shares resident in the United States will be entitled to elect to receive their Share Consideration in the form of either (i) AngloGold Shares or (ii) AngloGold ADSs. If no election is made, such holders will receive AngloGold ADSs.

We understand that AngloGold intends to make arrangements with The Bank of New York as depositary for Ashanti Global Depositary Securities, each of which represents one Ashanti Share ("Ashanti GDSs"), whereby holders of Ashanti GDSs will be entitled to elect to receive their Scheme Consideration in the form of either (i) AngloGold Shares or (ii) AngloGold ADSs. If no election is made, such holders will receive AngloGold ADSs.

We understand that Ashanti has established a depository interest trust facility in the United Kingdom pursuant to which Ashanti Depositary Interests, each of which represents one Ashanti Share ("Ashanti ADIs") have been issued to facilitate the indirect holding of, and settlement of transactions in, Ashanti Shares by participants in CREST. We also understand that AngloGold and Ashanti intend to make arrangements with Capita IRG Trustees Limited as depository for Ashanti ADIs, whereby holders of Ashanti ADIs will be entitled to elect to receive their Scheme Consideration in the form of either (i) AngloGold Shares or (ii) AngloGold ADSs. If no election is made, such holders will receive AngloGold Shares.

We understand that Ashanti has a sponsored Zimbabwe depositary receipt facility for purposes of listing Ashanti Zimbabwe Depositary Receipts, one hundred of which represent one Ashanti Share ("Ashanti ZDRs"), on the Zimbabwe Stock Exchange. We also understand that AngloGold and Ashanti intend to make arrangements with the depositary for the Ashanti ZDRs under which the Scheme Consideration to be distributed to holders of Ashanti ZDRs will either be held in trust for the benefit of such holders or distributed or otherwise made available to such holders.

We also understand that AngloGold intends to pay cash in lieu of any fractional AngloGold Shares or fractional AngloGold ADSs and that holders of fractional interests resident in Ghana will be entitled to elect to receive AngloGold GhDSs in lieu of cash.

The Scheme must be confirmed by the High Court of Ghana (the " High Court " or the "Court "), pursuant to Section 231 of Ghana Companies Code in order for the Scheme to be effected.

You have asked for our opinion in order to assist your consideration of whether confirmation of the Scheme by the High Court pursuant to Section 231 of the Ghana Companies Code would enable AngloGold to issue AngloGold Shares in reliance on the exemption from registration contained in Section 3(a)(10) of the U.S. Securities Act of 1933, as amended (the "Securities Act ").

We understand that Section 3(a)(10) of the Securities Act exempts from the registration requirements of the Securities Act:

> "... any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court... or any other governmental authority expressly authorized by law to grant such approval."

You have asked for our opinion in relation to your consideration of the following three requirements of Section 3(a)(10):

(a) that the High Court cannot confirm the Scheme unless the High Court finds that the terms and conditions of the Scheme are fair to those persons who will receive AngloGold Shares in the Scheme;

(b) that all persons who will receive AngloGold Shares in the Scheme will receive notice of, and have the right to appear at, the Court Hearing (as defined below); and

(c) that the High Court will be advised before the Court Hearing that upon confirmation of the Scheme by the High Court, such confirmation will be relied upon by AngloGold as an approval of the Scheme for the purpose of qualifying for an exemption from the registration requirements of the Securities Act with respect to the AngloGold Shares provided by Section 3(a)(10) thereof.

For this purpose, we describe the nature of a scheme of arrangement under Section 231 of the Ghana Companies Code, the functions of the High Court in relation to such scheme and certain related procedural aspects. It is a matter of the laws of the United States (on which we do not express any opinion) whether these fulfil the requirements of Section 3(a)(10) of the Securities Act.

The Derivation of Ghana Law from English Common Law

Ghanaian law has its origins in the English common law. The Supreme Court Ordinance 1876 (the " 1876 Ordinance ") delineated the Laws of the Gold Coast (Ghana), which was, at that time an English colony.

Section 14 of the 1876 Ordinance provided:

> "*The Common Law, the doctrines of equity and the statutes of general application which were in force in England at the date when the Colony obtained a local*

legislature, that is to say, on the 24th day of July, 1874, shall be in force within the jurisdiction of the Court'.

By section 19 of the 1876 Ordinance, local laws and customs were to apply in suitable cases, to the extent they were not "repugnant to justice, equity and good conscience."

This dual system of laws – the received English law on the one hand and the customary laws and customs on the other, which together constituted the laws of Ghana introduced by the 1876 Ordinance, have been preserved by all post-Independence Constitutions of Ghana—(See Article 40 of the 1960 Constitution, Article 126 of the 1969 Constitution, Article 4 of the 1979 Constitution and Article 11 of the 1992 Constitution).

Article 11 of the 1992 Constitution provides that the laws of Ghana shall consist of-

11. (1)
- (a) this Constitution;
- (b) enactments made by or under the authority of the Parliament established by this Constitution;
- (c) any Orders, Rules and Regulations made by any person or authority under a power conferred by this Constitution;
- (d) the existing law; and
- (e) the common law.

(2) The common law shall comprise the rules of law generally known as the common law, the rules generally known as the doctrines of equity and the rules of customary law including those determined by the Superior Court of Judicature.

The English rules of common law and the doctrines of equity, introduced by the 1876 Ordinance, are therefore applicable in Ghana as part of the common law of Ghana.

Of interest to the Ghanaian courts is whether a decision of the English courts founded on the English common law (which falls within the definition of the common law in Ghana) is binding on the courts in Ghana. Given the statutory provisions as to the application of judicial precedent, no Ghanaian Court is bound to follow any English decision founded on the common law, or for that matter any decision in any Commonwealth country exercising common law jurisdiction. However, it is well settled that the Ghanaian courts will consider with respect relevant English decisions especially when such decisions are substantially similar to a pending case before the Ghanaian court and where the English decision turns on an interpretation of legislation, which is substantially the same as Ghanaian legislation.

For example, in ***Amponsah v Appiagyei (Consolidated)*** [1982-83] (Ghana Law Reports page 96), it was held that although the Ghana courts were not bound to follow decisions of English courts, the courts were aware of the fact that in many spheres the Ghanaian laws were modelled on those of England, and that where with regard to such a piece of legislation an interpretation had previously been given by an English court, the Ghanaian courts could give persuasive effect to that interpretation.

Similarly, in ***Fodwoo v Law Chambers & Co.*** [1965] (Ghana Law Reports), Apaloo JSC stated inter alia "... We do not hold ourselves bound by this [English] decision in [*Kitchen v Royal Airforce Association* [1958] 1 WLR 563, CA] but the reason underlying the formulation of these principles appeals to us and we respectfully follow it. Indeed, we cannot shut our eyes to the desirability of a homogenous development and application of the law in two Commonwealth countries having cognate jurisprudence."

From the time Ghana attained independence in 1957 and upon the country attaining Republican status in 1960, both the Ghanaian courts and the Ghanaian legislature have acted with the consciousness that Ghana should operate as an independent country, but that legislation as well as judicial decisions from other countries, while not binding, should be of persuasive effect. This is the understanding of the Courts and is how they have operated since independence to the present day.

Since independence, most of the laws have been modelled on English legislation, modified or adapted to fit the peculiar circumstances of Ghana and the policy decisions of the leadership of the country at the time the laws were passed. Section 119(1) of the Courts Act, 1993 (Act 459) preserves the connection between the laws of England and those of Ghana where it states:

> "Until provision is made by law in Ghana, the Statutes of England specified in the Second Schedule to this Act shall continue to apply in Ghana as statutes of general application subject to any statute in Ghana."

The said Second Schedule defines the statutes as the Partitions Act, Cestuique Vic Act, Prescription Act, Real Property Act, Libel Act, Trustee Act, and Charitable Trusts Act.

Historical Background of the Ghanaian Judiciary

The first Courts established in 1822 were the petty debt courts and the appointment of magistrates was from the ranks of the local merchants.

By 1841 the enactment of the British Settlements Act empowered the Queen to "establish all such law, institutions and ordinances, and to constitute such courts and offices, and to make such provisions and regulations for the proceedings in such courts, and for the administration of justice as may be necessary for the peace order, and good government of Her Majesty's subjects".

In furtherance of this Act, a judicial assessor's Court was established.

In 1853 the first Supreme Court was established with jurisdiction of the Common Pleas, Queen's Bench, Exchequer at Westminster and admiralty over treason, piracies, murder, conspiracies and such other offences.

It was not until 1872 when the Dutch transferred all their forts to the British and left the then Gold Coast (Ghana) that the stage was set for active British administration.

The year 1876 saw the passing of the Supreme Court Ordinance (Ordinance No. 4 of 1876), the law that laid the foundation for the modern system of courts in Ghana.

The Supreme Court so established consisted of:

(a) a Court of Appeal or the Full Court; and

(b) the Divisional Court.

The lower Courts were extended to the rest of the country under the Courts Ordinance of 1935.

The Judicial Committee of the Privy Council (the Privy Council) was set up in 1833 to hear cases as the highest Court of Appeals for the dominions and territories of the British Crown. Presided over by the same lords that decided cases in the United Kingdom's House of Lords, it heard appeals from the Gold Coast and later Ghana from 1874 to 1960, when its functions were taken over by the Supreme Court.

Between the years of 1960 to 1992, four republican constitutions were promulgated in Ghana. Each of these constitutions maintained, with some modifications, the structure of the courts in Ghana (as described below).

During periods of military rule the Ghanaian courts maintained their structure and independently applied the existing laws.

Today, a single national system of courts operates in the country. Ghana has a three-tier appeals system, that is from the lower courts to the High Court, the High Court to the Court of Appeal and finally from the Court of Appeal to the Supreme Court

The Role of the Judiciary under the Constitution

Article 125 (3) of the 1992 Constitution of the Republic of Ghana vests the judicial power of Ghana in the judiciary. The same provisions expressly exclude the President, Parliament or any organ or agency of the President from the exercise of final judicial power.

Article 125 (5) vests jurisdiction in all matters civil and criminal, including matters relating to the constitution, and such other jurisdiction as parliament may by law confer on the judiciary.

Under Article 126 (1) the composition of the judiciary is stated to consist of:

(a) The Superior Courts of Judicature comprising

   (i) The Supreme Court;

   (ii) The Court of Appeal; and

   (iii) The High Court and Regional Tribunals; and

(b) Such lower courts or tribunals as Parliament may by law establish.

The proceedings of the courts are held in public (Article 126 (3)).

Appointments, Retirement and Removal of Justices of the Superior Courts

The Chief Justice is appointed by the President acting in consultation with the Council of State (as defined in Article 89 of the Constitution) and with the approval of parliament. The other Supreme Court justices are appointed by the President acting on the advice of the Judicial Council (as defined in Article 153), in consultation with the Council of State and with the approval of parliament. Justices of the Court of Appeal and of the High Court and chairmen of Regional Tribunals are appointed by the President acting on the advice of the Judicial Council (Article 144 (1)- (3)).

The Constitution provides for the retirement of a superior court judge at any time after the age of sixty. Such a judge cannot be removed from office except for stated misconduct, incompetence or on the ground of his inability to perform the functions of his office arising from infirmity of the body or mind (Article 145(1) and 146(1)). The stringent procedures for removal of judges are set forth in Article 146.

The Concept of Judicial Independence

The elaborate provisions of Article 127 of the 1992 Constitution guarantee the Rule of Law and independence of the judiciary in Ghana.

Article 127 (1) states that:

"...in the exercise of the judicial power of Ghana, the judiciary in both its judicial and administrative functions is subject only to the Constitution and shall not be subject to the control or direction of any person or authority and neither the President nor parliament nor any person acting under the authority of the president or parliament nor any other person whatsoever shall interfere with judges or judicial officers or other persons exercising judicial power, in the exercise of their judicial functions; and all organs and agencies of the State shall accord to the Courts such assistance as the Court may reasonably require to protect the independence, dignity and effectiveness of the Courts, subject to this Constitution" (Article 127 (2)).

Throughout the years, the courts in Ghana have amply demonstrated and asserted their independence by deciding cases against the government of the day, in spite of their political sensitivity and the implied interdiction of ruling adversely against a sitting government ***(see Tuffuor v. the Attorney General 1980 GLR 537)***

After the 1992 Constitution, since the case of ***Kuenyehia v. Archer Supreme Court, 25th May 1993, Suit No 5/93*** (unreported), the Supreme Court has demonstrated its independence from the Executive in the face of enormous pressure to rule in favour of the sitting government in several matters instituted by individuals and organisations against the government. In so doing its decisions have given further impetus to the Rule of Law and separation of powers in Ghana.

The Ghana Companies Code

The rapid development in the Gold Coast (Ghana) of cocoa, timber and mining industries in the early twentieth century attracted a number of companies into the country.

Due to the increasing activities of these companies, the need to provide legal machinery to regulate their operations was heightened. This led to the enactment of the 1907 Companies Ordinance (the " Companies Ordinance "), which was based on the 1862 English Companies Act.

The 1862 Act was found to be unsuitable to the special circumstances prevailing in the Gold Coast at the time and was considered obsolete in the United Kingdom, which subsequently repealed it with the passage of the Companies (Consolidation) Act of 1908.

However, the Companies Ordinance continued in force in Ghana and, according to the prominent legal scholar Professor Gower, was nearly "fifty years behind the times" when enacted, and by the 1960's was "a century out of date."

In 1958 the government of Ghana under President Nkrumah appointed a working party to revise the Companies Ordinance, described as "completely obsolete and quite unfitted to modern commercial needs."

The draft proposals of the working party were found to be unsuitable to Ghanaian conditions as they proved to be nothing more than a carbon copy of the 1948 Companies Act of the UK (the "English Companies Act 1948").

In August 1958, Professor Gower was appointed sole commissioner under the Commission of Enquiry Ordinance, Cap 249 (1951 Rev). Professor Gower published his "*Final Report into the Working and Administration of the Company Law of Ghana*" (the " Gower Report "), which subsequently formed the basis of the Ghana Companies Code, 1963 (Act 179).

While modifications were made in drawing on the English Companies Act 1948 for inspiration, Professor Gower's draft proposal for the Ghana Companies Code was based on this English Act.

The comments of Professor Gower, although not statutory, have been of great assistance to the courts in understanding the application of the Ghana Companies Code.

Ghanaian courts hold the view that cases based on UK law or practice, are considered to be of persuasive effect. Thus where there is no precedent, counsel can bring the attention of the court to a UK case to persuade the court in respect of a particular interpretation or precedent. Moreover, in practice, the courts are willing to look at what prevails in England and other Commonwealth jurisdictions.

Section 231 of the Ghana Companies Code

Section 231 of the Ghana Companies Code was drafted by Professor Gower and provides for the arrangement or amalgamation of a company with High Court approval. In the Gower Report at page 172, Professor Gower explains that Section 231 of the Ghana Companies Code is based on section 206 of the English Companies Act of 1948, the predecessor to section 425 of the 1985 Companies Act of the United Kingdom (the " UK Act ").

The following describes the substantive and procedural similarities and differences between a scheme of arrangement or amalgamation under section 231 of the Ghana Companies Code and that under section 425 of the UK Act.

Both processes begin with the summary application of a company to the court for an order to summon a meeting of members in such manner as the court directs. Under the Ghanaian law, however, the Court may direct that in lieu of meetings a postal ballot be taken by the various classes. Professor Gower explains this difference, introduced under section 170 (6) of the Ghana Companies Code, as a means of obtaining a general referendum, where necessary, in order to benefit all shareholders. This is similar to the use of written consents of shareholders in the United States.

Approval of the scheme follows the UK Act except that under section 231 of the Ghana Companies Code, the Scheme must be approved by a three-fourths majority of members[1] rather than a majority of members in number representing three-fourths in value of shares.[2]

A significant difference with the UK Act is the introduction of a reporter appointed under section 231(2) of the Ghana Companies Code to evaluate fairness (the "

---

1 Section 231 of the Ghana Companies Code refers to the shareholders of a company incorporated under the Ghana Companies Code as "members" of such company. Accordingly, all shareholders of Ashanti are members of Ashanti.

2 We understand that, if Ashanti requests the High Court to require that the vote of members at the Scheme Meeting be taken by a poll, the High Court may require that the Scheme be approved by a three-fourths majority of shares held by shareholders present, in person or by proxy, and entitled to vote and voting, at the Scheme Meeting.

Reporter "). This is a novel safeguard adopted from the laws of Scotland intended to enhance the protection of members and, where applicable, creditors in the scheme process.

With the exception of these differences there are no further significant or relevant differences between the Ghanaian and the UK procedures.

Procedures For a Scheme Of Arrangement

Application to Court

Sections 231 to 233 of the Ghana Companies Code govern the procedure to be followed in a scheme of arrangement.

Any company or a member may apply to the High Court for an order that meetings of the various classes of members and creditors concerned (the " Scheme Meeting(s) ") be summoned to initiate a proposed scheme of arrangement. A meeting of members is convened in such manner and held in such place as the High Court, taking into consideration submissions made by Ashanti and AngloGold, directs. As an alternative to the meeting, the Court may order that a postal ballot be conducted (Section 231 (1)). We would expect that Ashanti will ask the Court not to order a postal ballot in lieu of the meetings, as the wide and divergent shareholder base of Ashanti make a postal ballot cumbersome and impractical.

We understand that Ashanti will apply to the High Court by way of an originating motion on notice to initiate the Scheme process and will move the Court praying for an order to convene the appropriate meetings. We understand that the application will be supported by an affidavit accompanied by various documents, which are to include the Scheme Materials (as defined and described below). The Application will be filed in the High Court Registry and served on AngloGold as a party to the proceedings.[3] Application, filing and service normally takes between 7-14 days. All things being equal, the High Court will be expected to hear the Application within 14 days after the Application is filed.

On the hearing of the application, or at a subsequent hearing, the Court will give directions as to what form and in which manner the Scheme process is to be carried out; such instructions will include information such as to how the relevant meeting of the holders of Ashanti Shares is to be conducted, how copies of the Scheme Materials are to be sent to shareholders, and the appropriate forms of proxy. At the hearing on the application, or at a subsequent hearing, the Court will order that a meeting of holders of Ashanti Shares be convened and will determine those person entitled to attend this meeting. We expect that the Ashanti Shares will constitute the only securities of Ashanti affected by the Scheme. As Ashanti's creditors will not be

[3] Upon receipt of service of the Application, AngloGold may enter an appearance in respect of the Application, provided that AngloGold does so within eight days after receipt of such service.

affected by the scheme, we do not anticipate that there will be any concerned creditors for whom a scheme meeting would be required.

The Court will also direct indicative time limits for notices, meetings, and hearings.

Before the Court can confirm the Scheme, it will direct the Registrar of Companies (the "Registrar") to appoint a Reporter to consider the fairness of the Scheme to each class of shareholders and concerned creditors, if any, of Ashanti. Although the statute requires the appointment of the Reporter after the Scheme Meeting (section 231(2)), we understand that Ashanti will pray the Court to appoint the Reporter at the earliest opportunity (i.e., at the initial hearing) in order that a proper assessment of the Scheme may be made from the outset and be presented to shareholders at the Scheme Meeting.

The Reporter is required to be an expert independent of both parties. The Reporter would-be required to ascertain the intrinsic fairness of the Scheme immediately on receipt of the scheme documentation, to monitor procedures, to ensure that the statutory provisions are rightfully carried out, and to make a final report to the Registrar for the Court. Ashanti and AngloGold would be required to provide the High Court and the Reporter with sufficient information to enable them to determine the value of Ashanti and AngloGold Shares. The Reporter's fees will be paid by Ashanti or such other party to the proceedings as the Court directs.

Ashanti will inform the Court prior to convening the Scheme Meeting that, if the Court confirms the Scheme, such confirmation will serve as the basis for reliance by AngloGold upon the Section 3(a)(10) exemption from the registration requirements of the Securities Act with respect to the issuance of the AngloGold Shares.

If the Court orders that a Scheme Meeting be called, we understand that notice of such, as well as notice of the High Court hearing to confirm the Scheme (the "Court Hearing "), will be sent to each shareholder at his or her registered address (and to the depositaries for the Ashanti GDSs, the Ashanti ADIs and the Ashanti ZDRs, for delivery to holders of Ashanti GDSs, Ashanti ADIs and Ashanti ZDRs, respectively), in the manner provided in the Regulations of Ashanti. Under the Ghana Companies Code, the required period of notice to call shareholder meetings is at least 21 days. In addition to notifying interested classes of the Scheme Meetings and the expected dates of the Court Hearing, we understand that the notice will be accompanied by a scheme document (the "Scheme Document") that will include the Explanatory Statement (as defined below) and an AngloGold information memorandum (the "AngloGold Information Memorandum" and, together with the Scheme Document, the "Scheme Materials") that will describe, *inter alia*:

(a) AngloGold and the AngloGold Shares;

(b) the proposed Scheme and its effects;

(c) the reasons for the Scheme;

(d) approvals required to consummate the transaction, and conditions thereto;

(e) financial information for Ashanti and AngloGold;

(f) the rights of the parties to attend in person or by proxy at the Scheme Meetings and Court Hearing to either support or oppose the Scheme;

(g) a recommendation by the Board of Ashanti to Ashanti shareholders in relation to the Scheme; and

(h) the procedures through which holders of Ashanti GDSs, Ashanti ADIs and Ashanti ZDRs may appear and object at the Court Hearing.

Moreover, section 233 requires the Scheme Document to contain a statement to members explaining the effect of the Scheme, and stating in particular any material interests of directors of the target company and the effect of the Scheme on them insofar as it is different from the effect on the like interests of other members (the "Explanatory Statement"). The Scheme Materials will be mailed free of charge to all members.

Moreover, we understand that the Explanatory Statement forming part of the Scheme Document will contain the following conditions that must be satisfied (or waived) for the Scheme to be implemented and that the Scheme will become effective upon delivery of the order confirming the Scheme to the Registrar:

(a) the approval of the Scheme by not less than three-fourths of the votes cast by holders of Ashanti Shares present at the Scheme Meeting in person or by proxy and entitled to vote and voting; and

(b) (i) the confirmation of the Scheme by the Court and (ii) delivery of an office copy of the order confirming the Scheme to the Registrar of Companies.

The provision quoted above makes it abundantly clear (a) that shareholder approval is only one of the prerequisites for the Scheme to be effective and (b) that a Court Hearing will be required to take place before the Scheme can be binding.

We also understand that Ashanti intends to include with the Scheme Document an invitation from Ashanti to attend the meeting, which we believe will be sufficient to permit US residents to obtain a business visa to Ghana in order to attend the Scheme Meetings and/or Court Hearing.

Approval of Scheme

Approval of the Scheme requires, *inter alia*, the approval at the Scheme Meeting by a three-fourths majority of members.[4] We understand that the notice convening the requisite Scheme Meetings will contain a clause along the following lines, or substantially similar thereto:

" the said Scheme will be subject to the final approval of the Court".

The approval given by Ashanti shareholders, therefore, is never in itself the final requirement for a scheme of arrangement.

Confirmation of the Scheme by the Court

Upon approval of the Scheme by the Ashanti shareholders at the Scheme Meeting, Ashanti will advise the High Court of this fact and request that the High Court confirm the Scheme. This request is supported by an affidavit (which does not normally advance additional reasons for fairness of the Scheme).

Further affidavits proving despatch of the appropriate documents to Ashanti shareholders are also required, including the Chairman's report on the results of the Scheme Meeting (including the number of shareholders present in person or by proxy, the results of voting, and the proxies, which have been rejected). Included in his report will be the report by a scrutineer on verification of the counting of votes. It is proposed that the fairness report by the independent Reporter will also be submitted to the Court at this time.

Under section 233 of the Ghana Companies Code there is no obligation to advertise the Court Hearing. However, it is expected that notice of the Court Hearing, including details of the time, date and place, will be published in a number of newspapers in various jurisdictions (Ghana, the US, the UK and South Africa) with wide circulation and approved by the Court approximately 30 days prior to the date fixed for the Court Hearing. If the date of the Court Hearing differs from the expected date published in newspapers, it is expected that the date of the Court Hearing will be republished in the same newspapers approximately five days prior to the Court Hearing.

Prior to the Court Hearing, the Court may also prescribe rules for the procedure to object to the Scheme at such Court Hearing. By section 231(5) of the Ghana Companies Code, members are expressly given the right to be represented at and to object to the scheme at the sanction hearing. Shareholders need not retain separate counsel in order to appear at the Court Hearing but may appear in person. Although the Ghana Rules of Civil Procedure normally require that a person wishing to appear at a hearing before the High Court must first file an affidavit and notice of

4 As noted above, we understand that, if Ashanti requests the High Court to require that the vote of members at the Scheme Meeting be taken by a poll, the High Court may require that the Scheme be approved by a three-fourths majority of shares held by shareholders present, in person or by proxy, and entitled to vote and voting, at the Scheme Meeting.

appearance, these rules do not expressly apply to schemes of arrangement under section 231. Although it would be open to the Court to apply these rules to the Scheme, we consider this unlikely since, in the Gower Report, Professor Gower states that section 231(5) of the Ghana Companies Code is drafted to codify English practice under the English Companies Act 1948 which we are advised allows persons to attend without first having to file an affidavit and notice of appearance. If the Court does make any such requirement, any person who fails to timely file a notice of appearance and affidavit would not have the right to appear at the Court Hearing, although the Court may decide, and we believe would likely decide, to allow such person to object if he or she has made a personal appearance at the Court Hearing.

Therefore, we believe, the Court is likely to decide to follow customary UK practice and allow any class member claiming to be affected to appear at the Court Hearing without having filed an affidavit or notice of appearance. When AngloGold files its notice of appearance with the Court, it will request that the Court follow the customary UK practice in this regard. It is our understanding that Ashanti also intends to make such a request of the Court. It is also our understanding that both AngloGold and Ashanti will also make an application for holders of Ashanti GDSs, Ashanti ADIs and Ashanti ZDRs to be able to attend or be represented at the Court Hearing notwithstanding that they are not actual members, but rather interested in the shares of Ashanti.

<u>Court Hearing</u>

The Court Hearing will take place in open Court. In addition to having been publicised in the Scheme Document at least 21 days prior to the Scheme Meeting, and having been published in widely-read newspapers (in the various jurisdictions) approximately 30 days prior to its taking place, the Court Hearing will be listed on a Court list, which becomes available to the public 2 or 3 days prior to the date of the hearing.

Prior to the Court Hearing, the Court will be advised that its sanctioning of the Scheme will serve as a basis for reliance upon an exemption from the registration requirements of section 3(a)(10) of the Securities Act with respect to the AngloGold Shares to be issued pursuant to the Scheme.

In reaching its determination as to the fairness, it is expected that the Court will take into account the following:

- whether adequate notice of the Scheme Meeting(s) had been given;

- whether the Explanatory Statement to shareholders/creditors was properly despatched;

- the adequacy of the disclosure and explanatory information contained in the Scheme Document;

- the relevant majority's approval of the Scheme.
- the report of the Reporter;
- objections to the Scheme raised by concerned shareholders or concerned creditors claiming to be affected by the Scheme.
- any other factors the Court deems relevant.

The Court will reach its decision as to fairness independent of whether the Scheme has been approved by the requisite majority of shareholders at the Scheme Meeting, independent of the findings of the Reporter, and independent of whether any person claiming to be affected by the Scheme objects to the Scheme.

The Court may impose any terms on the Scheme that it desires, including an increase in the consideration paid for the Ashanti Shares.

The hearing to confirm the Scheme is then conducted by the Court after the meetings, provided that the relevant majority has approved the Scheme. Once a court order approving the Scheme is made and filed with the Registrar, the Scheme becomes binding on the shareholders and the company.

The Scheme does not, however come into effect until a copy of the Court order approving it is lodged with the Registrar for registration and publication in the Gazette.

<u>Function of the Court</u>

With respect to the procedural and substantive law aspects of the proceedings including the standards for determining the fairness of the transaction, the function of the Court in exercising its discretion to sanction schemes on applications under section 231 is substantially the same as under equivalent English practice and procedure.

As there is no relevant Ghanaian case law on the matter, the Court in ascertaining its standards of fairness applicable under section 231 of the Ghana Companies Code would consider and likely follow the standards followed by the Courts in English applications under the equivalent provision of section 425 of the UK Act (section 206 of the English Companies Act 1948) from whence section 231 of the Ghana Companies Code derives.

The duty of the Court is to assure itself that all the provisions of the statute have been complied with and that the majority have been acting bona fide ***(Re Alabama, New Orleans Texas and Pacific Railway Junction Co*** [1891] 1Ch 213 CA at page 238).

A number of decided cases, including ***In Re Dorman Long & Co Ltd*** [1934] Ch 635, place the test as to whether the Court should favour a Scheme as that of a reasonable man, that is to say " ..whether an intelligent honest man, a member of the class concerned and acting in respect of his interest might reasonably approve.."(per Maugham J at page 657). See also *Re National Bank* [1966] 1WLR 819.

The standards discussed in these cases were described in ***In Re Anglo-Continental Supply*** [1922] 2 Ch 723. There the court held that in exercising its power to sanction the arrangement before the court it should find: "First, that the provisions of the statute have been complied with. Secondly, that the class was fairly represented by those who attended the meeting and that the statutory majority are acting bona fide and are not coercing the minority in order to promote interests adverse to those of the class whom they purport to represent, and Thirdly, that the arrangement is such as a man of business would reasonably approve."

The High Court will therefore ascertain that the procedures as lain down by the Ghana Companies Code have been complied with in a proper and timely manner. Adequacy of notices and the Scheme Materials will be deemed essential in ensuring that shareholders are properly informed about the Scheme and its process. Conformity with the statutory requirements will be regarded as necessary to ensure the protection of shareholder and, if required, creditor rights.

The Court must additionally discern that the majority have acted in good faith and that there has been no collusion, fraud or coercion of the minority to promote interests adverse to those of the class that they purport to represent.

With respect to the substantive aspects of the proceedings and the determination of the fairness of the transaction to the shareholders, although the majority of shareholders may favour the Scheme and although the Scheme may be deemed fair by the independent Reporter, the Court will arrive at an independent decision and will objectively determine whether the Scheme is a reasonable one based on all the facts and criteria before it.

The independent Reporter will be deemed an expert witness as defined under Order 37A of the Rules of Court Amendment Rules 1954 (LN140) and the fairness report will be of great assistance to the Court, which may find the same persuasive in arriving at its determination.

The Court cannot confirm the Scheme unless it is satisfied and finds that the terms and conditions of the Scheme are procedurally and substantively fair to each class of those persons who will receive AngloGold Shares in the Scheme.

<u>Conclusion</u>

For the abovementioned reasons and as a matter of Ghanaian law, it is our opinion:

(a) that the High Court cannot confirm the Scheme unless the High Court finds that the terms and conditions of the Scheme are fair to those persons who will receive AngloGold Shares in the Scheme;

(b) that all persons who will receive AngloGold Shares in the Scheme will receive notice of, and have the right to appear at, the Court Hearing; and

(c) that the High Court will be advised prior to the convening of the Scheme Meetings and again at the Court Hearing that upon confirmation of the Scheme by the High Court, such confirmation will be relied upon by AngloGold as an approval of the Scheme for the purpose of qualifying for an exemption from the registration requirements of the Securities Act with respect to the AngloGold Shares provided by Section 3(a)(10) thereof.

Yours truly,

JLD Legal Consultancy Services